EXHIBIT 23.8


                               AGREEMENT BETWEEN
                      ROBERT C. ASHBURN & ASSOCIATES, INC.
                                       AND
                                CYBERCARE, INC.


Whereas this agreement between ROBERT C. ASHBURN & ASSOCIATES, INC., hereinafter referred to as "CONSULTANT", and CyberCare, INC., hereinafter referred to as "CLIENT", is entered into and provides for consulting services by ROBERT C. ASHBURN & ASSOCIATES, INC. on behalf of CyberCare, INC.. When used in the context of this agreement, the term CONSULTANT refers to the direct services delivered personally by Robert C. Ashburn, Ph.D. The following terms and conditions apply.


I.    Robert C. Ashburn & Associates, Inc. agree to:

      A. Provide consultation services to CLIENT as requested t facilitate and expedite administrative and legislative activities that promote the development and implementation of agreements between CLIENT and the legislative and executive branches of Florida's state Government. As requested by CLIENT, provide liaison between CLIENT and the Agency for Health Care Administration, the Department of Education, the Department of Corrections, and other state agencies for which CLIENT may need such services. In all cases, provide consultation services with the ultimate goal of meeting the direct needs of CLIENT

      B. Provide consultation services to CLIENT as requested to assist CLIENT in meeting its goals and objectives.

      C. Be available on demand to respond to critical events upon the verbal request of the CLIENT in the provision of these services.

      D. As requested by CLIENT, secure technical and legal assistance from designated representatives of the CLIENT.

      E.    Work under the administrative direction of the CLIENT .

II.   CyberCare, Inc. agrees to:

      A. Compensate Robert C. Ashburn & Associates, INC. in the following manner:

            1. Pay CONSULTANT 10,000 shares of CyberCare, INC. stock for services rendered as of September 13,1999.

            2. Pay CONSULTANT a minimum of an additional 10,000 shares of CyberCare, INC. stock when a pilot project is approved by the Agency for Health Care Administration for the purposes of evaluating CyberCare, INC.'s product(s) and/or services.

            3. Pay CONSULTANT a minimum of an additional 10,000 shares of CyberCare, INC. stock when an agreement with the Agency for Health Care Administration is approved to expand the use of CyberCare, INC. product(s) and/or services. The amount of shares will be based on a pre-approved share per CyberCare, INC. unit purchased and/or leased or based on a pre-approved utilization rate.

            4. Pay CONSUL T ANT shares of CyberCare, INC. stock for any business development that results in the utilization of CyberCare, INC. products or services. The amount of shares shall be based on a pre-approved utilization rate of CyberCare, INC. products and/or services.

            5. Reimburse CONSULTANT for necessary and reasonable expenses related to the perfol1Ilance of services identified in this agreement. No expenses shall occur until approved by the CLIENT. Expenses authorized under this agreement will include necessary and reasonable costs related to travel (including transportation and per diem) and office supplies and activities expended to support this agreement (such as printing, reproduction, postage. envelops, paper, and telephone charges) in accordance with CLIENT policies and procedures. CONSUL T ANT will keep appropriate records to document expenses, which are approved and incurred for services rendered under the auspices of this agreement. CONSULTANT will provide upon request invoices with appropriate documentation to the CLIENT for reimbursement of expenses incurred in the delivery of services authorized under this agreement. Invoices submitted to the CLIENT for approval and payment will include copies of receipts for reimbursable expenses necessary to support this agreement.

      B. Upon advance notice and when unusual or excessive demands arise, provide CONSULTANT support services, including clerical. copier. and/or telephone access in the performance of prescribed duties.

      C. Provide CONSULTANT with technical assistance when required and approved by CLIENT on relevant issues to perform services in the best interests of CLIENT.

      D. Identify individuals of the CLIENT who are authorized to speak on behalf of the CLIENT and commit the CLIENT to positions and/or changes in positions on relevant issues.

III. This agreement shall be in effect September 1, 1999, and shall continue until terminated by either party .The CLIENT or CONSULTANT shall have the right to terminate this agreement at any time for justifiable reason or cause. This agreement may be terminated at any time that the personal services of Robert C. Ashburn are not available for whatever reason. At any time that this agreement is terminated, there must be at least 90 days written notice prior to the termination date.

IV .Any services provided by CONSUL T ANT that are deemed by both parties to be beyond the scope of this Agreement, CONSULTANT may receive additional compensation from CLIENT by mutual agreement for such services.

V. This agreement may be amended upon mutual consent of both parties at any time.



/s/ROBERT C. ASHBURN, PH.D.                /s/JOHN E. HAINES
   Robert C. Ashburn, Ph.D.                   John E. Haines
   President/Owner                            President
   ROBERT C. ASHBURN & ASSOC. INC.            CyberCare, INC.
   1009 San Luis Road                         1903 S. Congress Avenue, Suite 400
   Tallahassee FL 32304                       Boynton Beach FL 33426
   850-576-6969                               561-737-2227
   850-576-8040 (Fax)                         561-265-2869 (Fax)